Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
Dear Colleague,
I am pleased that so many of you were able to participate in the Town Hall conference call yesterday with RehabCare’s CEO John Short and Kindred’s president and CEO Paul Diaz. There were some great questions, and as we have continued to report, while the closing is still contingent on regulatory approval, things are advancing toward a successful planned integration in June.
Now I’d like to take a moment to answer the questions that were submitted by email over the course of the last week:
Questions Regarding Kindred’s 401(k):
We received many questions regarding Kindred’s 401(k), and so we have combined the questions in order to most efficiently respond. Questions included whether RehabCare’s current 401(k) would remain in effect through the end of 2011, whether the current RehabCare 401(k) match would continue after the close date, what it means that Kindred provides a company match “if the Company meets certain financial targets,” and which company Kindred uses for its 401(k).
Let us do our best to answer these questions as directly as we can. The RehabCare 401(k) policy will remain in place — as will the current match rate — after the companies are combined through the end of 2011.
As we expect to merge the RehabCare and Kindred plans in 2012, individuals will not need to roll over their current 401(k). Determining the level of Kindred match for its current 401(k) policy is based solely on the company’s operating performance. As an example, in 2010 Kindred contributed $2 million to participating employees’ accounts. The Kindred 401(k) is administered by T. Rowe Price.
I have a 401(k) with Triumph. I recently went PRN and I know that RehabCare will match my contributions until January 2012. When Kindred takes over will they still match my PRN status? I have a settlement coming in and was going to roll this money into my 401(k). If Kindred will no longer match my contributions — understanding that you match my settlement money — will I have a problem rolling my 401(k) funds over to another retirement account that I have with Vanguard? I am going through a divorce and need to know what financial decisions to make.
PRN employees are currently not eligible to participate in Kindred’s 401(k), but we are presently reviewing this policy. The employer match applies to all employees who participate in the 401(k) and have met any service requirements of the plan, so if it is determined that PRN employees are eligible to participate in the plan, they too would receive the match. In order to roll your RehabCare 401(k) into another retirement account, the law requires that you terminate employment in order to receive a distribution of the account, so you would be unable to do so in this circumstance. Your accountant or financial advisor should best be able to help you with your questions on your settlement from your divorce.
What happens to one’s flex spending accounts if there are balances in the dependent care or medical FSAs at the time of one’s termination date?
The answer to this question is specific to each employee as the administration of flex spending accounts is governed by the IRS tax code and by the specific design of your plan. It is recommended that you call ACE at 866.314.3944 for specific information. In general, if you have a balance in your medical FSA account when you terminate, you may submit receipts for expenses incurred before your termination. If your medical FSA has funds for services you have not received prior to termination, you may elect COBRA. If you have a balance in your dependent care FSA account when you terminate, you
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may submit receipts for expenses incurred before your termination. However, if you have not incurred expenses for the dependent care FSA by the time you terminate, the law requires that the balances be forfeited.
What is Kindred’s maternity leave policy? How long is leave permitted? Is maternity leave covered under Short Term Disability like it is for RehabCare?
Kindred complies with federal, state and local leave programs. While we do not have a specific maternity leave program, Kindred’s disability plan covers maternity leave for the period that you are considered disabled after childbirth — and before in certain circumstances. Maternity leave is granted under the Family Medical Leave Act (FMLA) for those meeting eligibility requirements, and there may be other options available to employees who don’t qualify for FMLA.
In the last edition of Combining Our Strengths there was a question about merit increases. Does this mean that an individual may earn an increase based on their individual performance?
Yes, similar to current practice with Triumph and RehabCare, Kindred’s merit increases are based upon individual performance.
How will the pay dates of the new company differ from the current ones of RehabCare?
At this time, we intend to maintain existing pay cycles for RehabCare and Triumph employees, though some check dates may change to conform with certain state regulations once we close.
I am a Program Director and the current bonus plan is quarterly and a true up at the end of the year, I understand the bonus plan will remain in effect till the end of year. I am questioning if we will still be eligible for the true up bonus?
There will be no change to your current bonus plan — or other benefits — after the companies are combined through the end of 2011, therefore, the true up bonus will occur as scheduled.
I have heard from colleagues who are now employed by Kindred that their productivity expectations have increased to 90%. Are you aware of this and will our expectation be raised after the transition?
Both companies have been focused on improving productivity and operating efficiencies particularly in light of the most recent MDS 3.0 and RUGs IV regulatory and reimbursement changes. RehabCare is considered to have the best productivity practice model in the industry and we will be reviewing and potentially adopting that model for the combined rehab division post close.
From what I’ve been reading in the Kindred updates, it does not look like Kindred offers a professional choice account (PCA) for us to use toward outside continuing education. Is this correct?
At Kindred we value continuing education and professional development of all employees. Presently we do not have a specific PCA account for each employee, however Kindred follows a similar practice of investing and reimbursing employees for continuing education and professional development. This is an important part of our employee development and retention commitment.
I was wondering with the transition to the new company will the dress code be changing?
At this time, we expect that the dress code for the combined company will be business casual.
As a dietitian at Triumph Healthcare I work closely with the food service team. Our facility does not outsource with a food service company at this time. Does Kindred outsource for their foodservice needs, and if so will all Triumph Hospitals transition to this after the purchase? Will it affect the jobs of our current food service employees? Will our patient menus change to what the Kindred Hospitals are currently using? If the menus will change, when do you anticipate this change to occur?
Kindred does outsource some of its dietary and food service teams in certain locations. This is regarded as a local decision based upon the needs of individual hospitals, and there are no plans for Kindred to make any changes in this area for Triumph hospitals after the close. Additionally, Kindred menus are also established at the local level, with oversight from our clinical dietary departments.
Does Kindred have a stock option program that will allow employees to purchase stock, if so, is the cost the current stock price or is it at a discounted rate?
At this time, Kindred does not offer an employee stock purchase plan.
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I just want to take a moment to remind everyone that until the deal is closed, Kindred and RehabCare continue to be competitors and the two companies maintain our businesses as completely independent. As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@ rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as we move through this process.
Benjamin A. Breier
Chief Operating Officer
Kindred Healthcare

Please feel free to print this out and post it on your bulletin board.

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Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.